August 23, 2019

Delivered via EDGAR and by hand delivery

Division of Corporation Finance

Office of Transportation and Leisure

United States Securities and Exchange Commission

Mail Stop 3561

100 F Street N.E.

Washington, D.C. 20549

Re.:  AZUL S.A.

Form 20-F for the Fiscal Year ended December 31, 2018

File No. 001-38049

Dear Sir/Madam:

Our client, Azul S.A. (the “Company”), received a comment letter from the staff of the Division of Corporation Finance, Office of Transportation and Leisure, of the United States Securities and Exchange Commission on July 31, 2019, concerning the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2018, filed on April 30, 2019 (the “2018 Form 20-F”). We, as legal representatives of the Company, by this letter, hereby respectfully are providing the Company’s responses to the Staff’s comments.

For your convenience, we have reproduced below in italics the SEC comments numbered 1 and 2, and have provided responses immediately below such comments.

Item 3. Key Information Statement of Operation Data, page 9

1.

We note your response to our prior comment one. Please revise to add a footnote to this reconciliation table to disclose the nature of and the quantification of items included in the adjustment titled “Non-recurring events.”

We note that you have included an adjustment for the “loss of revenue from use of such jets estimated at R$51.2 million.” This adjustment appears to be calculated using tailored revenue recognition and measurement methods. Please tell us how you determined that your disclosure of this measure complies with Question 100.04 of staff’s Compliance and Disclosure Interpretations (“C&DI”) on “Non-GAAP Financial Measures.” Alternatively, please revise to remove this adjustment.

Additionally, it appears that the reconciliation of EBITDA to Adjusted EBITDA for 2018 in both currencies is not calculated correctly. Please revise accordingly. Please note that this also impacts your calculation of Adjusted EBITDAR and Adjusted EBITDAR margin.

The Company respectfully acknowledges the Staff’s comment and notes that the Company has included the adjustment for the loss of revenue estimated at R$51.2 million based on the Company’s internal forecast of future sales. This forecast is based on historical data and macroeconomic trends including GDP growth and consumer confidence. At the inception of the truckers’ strike, we had a significant reduction in sales and the difference between this reduction and our forecast is the estimated revenue loss of R$51.2 million.

The Company also notes that in regards to the reconciliation of EBITDA to Adjusted EBITDA, the parentheses indicating the negative value were inadvertently left out in the line item “Derivative financial instruments, net” for 2018 in US$ and R$, and as discussed with the Staff, the Company will revise the presentation of the line item to include the parentheses in future filings.

Item 5 – Operating and Financial Review and Prospects

Disclosure of Contractual Obligations, page 103

2.

We note your response to our prior comment two. Your purchase commitments for the acquisition of aircraft of R$14.9 billion appear to meet the definition of purchase obligations per Form 20-F Item 5. F. 2 which states “purchase obligation means an agreement to purchase goods or services that is enforceable and legally binding on the company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction”. Accordingly, please revise your contractual obligations disclosure to include these commitments for aircraft acquisition within the table.

We note from your response that interest in the table is accrued and unpaid interest related to loans and financings contracted by the Company. However, as the contractual obligation table is aimed at increasing transparency of cash flow, we believe that registrants should include scheduled interest payments in the table. To the extent that interest rates are variable and unknown, you may use judgment to determine which interest rates to use. Accordingly, please revise to include the scheduled interest payments and footnote disclosure discussing what interest rate was used and how it was determined.

Purchase Commitments

The Company respectfully acknowledges the Staff’s comment and submits that the Company only accounts for commitments for future aircraft acquisition as purchase obligations once the aircraft is in fact delivered. The Company believes that the appropriate disclosure is contained in the Company’s filings as the commitments for aircraft acquisition are currently disclosed in the notes to the Company’s financial statements (see Note 25 to the Company’s audited financial statement on page F-63 of our annual report on 20-F1). However, taking into account the Staff’s comments, the Company intends to update the disclosures so that this information is also provided in the body of the Form 20-F with a further cross-reference to the notes to the financial statements. The Company respectfully requests that in lieu of amending the Form 20-F, that it be permitted to update this disclosure in future filings and requests that the Staff confirm that this approach would be acceptable.

Scheduled Interest Payments

The Company respectfully acknowledges the Staff’s comment and submits that the Company intends to update the estimated interest payments in our prospective filings as shown in the revised disclosure below, and as discussed with the Staff. The Company respectfully requests that in lieu of amending the Form 20-F, that it be permitted to update this disclosure in future filings and requests that the Staff confirm that this approach would be acceptable.

[1]	Note 25 (b) Commitments for future acquisitions of aircraft provides the following:

The	Company has purchase commitments for the acquisition of 94 aircraft (December 31, 2017 – 73), under which the following futures payments will be made:

	December 31,
	2018	2017

Up to one year	243,857	—
More than one year up to five years	10,695,827	11,769,181
More than five years	3,960,657	3,704,580

	14,900,341	15,473,761

Proposed Revised Disclosure:

F. Tabular Disclosure of Contractual Obligations

Our non-cancellable contractual obligations as of December 31, 2018 included the following:

	2019	2020-2021	2022-2024	>2024
	Less than 1 year	1 to 2 years	3 to 5 years	More than 5 years	Total
		(in thousands of R$)		(Unaudited)
Commitments for future aircraft acquisition(1)	—	243,857	10,695,827	3,960,657	14,900,341
Operating Leases	1,688,080	3,157,188	2,507,001	3,098,914	10,451,183
Non-aircraft loans	52,168	143,505	—	1,537,036	1,732,709
Debentures (2)	39,137	593,115	98,267	—	730,519
Finance leases and aircraft loans (2)	243,746	452,336	361,654	185,058	1,242,794

Total	2,023,131	4,590,001	13,662,749	8,781,665	29,057,546

Interest payable on bonds (3)	249,382	512,860	217,141	3,785	983,168

Total	2,272,513	5,102,861	13,879,890	8,785,450	30,040,714

*****

We hope the Staff finds that the foregoing answers are responsive to its comments. If you should have any questions or further comments with respect to the Registration Statement, please do not hesitate to contact me at (212)-848-7527 or Roberta B. Cherman at +55 (11) 3702-2245.

Very truly yours,

/s/ Stuart K. Fleischmann
Stuart K. Fleischmann
SHEARMAN & STERLING LLP